March 14, 2025

Qingfeng Feng
Chief Executive Officer
Lotus Technology Inc.
No. 800 Century Avenue
Pudong District, Shanghai
People   s Republic of China

       Re: Lotus Technology Inc.
           Registration Statement on Form F-3
           Filed March 4, 2025
           File No. 333-285533
Dear Qingfeng Feng:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form F-3
General

1. Please revise to provide updated financial statements and related disclosures as required by Item 5(b)(2) of Form F-3 and Item 8.A.5 of Form 20-F. Description of Debt Securities, page 53

2. We note that you are registering the offer and sale of debt securities. Please file a form of indenture as an exhibit to the registration statement. Refer to Questions 201.02 and
       201.04 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.
       Additionally, please either file a Form T-1 or, if you are relying on
Section 305(b)(2)
       of the Trust Indenture Act, annotate the exhibit index to indicate such intention and include the undertaking contained in Item 512(j) of Regulation S-K. For further
 March 14, 2025
Page 2

       guidance, refer to Questions 206.01 and 220.01 of the Trust Indenture Act of 1939
       Compliance and Disclosure Interpretations.
Taxation, page 60

3. We note your disclosure that material tax consequences will be set forth in prospectus supplements, and yet you have filed tax opinions as Exhibits 8.1 and
8.2. Please revise
       the tax section to discuss material tax consequences and ask counsel to revise these opinions as appropriate for consistency with Section III of Staff Legal Bulletin 19.
       Alternatively, consider removing Exhibits 8.1 and 8.2, while retaining
Exhibit 5.1
       (i.e., the Maples and Calder opinion insofar as it constitutes a validity opinion).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kristin Baldwin at 202-551-7172 or Jennifer Angelini at 202-551-3047
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing